SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 04 April 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




Press Release

April 4, 2005

                      BP First Quarter 2005 Trading Update

This trading update is aimed at providing certain estimates regarding revenue and trading conditions experienced by BP in the first quarter ending March 31, 2005, and estimates of certain identified non-operating items expected to be included in that quarter's result. The first quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on April 26, 2005. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

As described in the technical presentation on March 14, BP's first quarter results will be reported under International Financial Reporting Standards
(IFRS). In adopting IFRS, BP has decided to discontinue the use of pro forma reporting for the ARCO and Burmah Castrol acquisitions.

Compared with pro forma, our first quarter results will reflect depreciation of the fair market value step-up related to these acquisitions. In 4Q'04 and 1Q'04 this depreciation amounted to $124m and $141m, excluding impairments of $151m and $63m respectively.

Compared to UK GAAP, goodwill related to acquisitions will no longer be amortised under IFRS. Goodwill amortisation in 4Q'04 and 1Q'04 was $351m and $360m respectively.

In respect of equity accounted entities, such as TNK-BP, results under IFRS will be shown after interest and tax charges and minority interest. BP's consolidated interest and tax expense and minority interest will be reduced by an exactly offsetting amount, so the consolidated post tax result is not affected. The impact of post tax and interest reporting for equity accounted entities on the segment results in 4Q'04 was a reduction of $469m, and in 1Q'04 a reduction of $244m, principally in the Exploration and Production segment result. Full details are shown in note 8 of the restated 2004 Stock Exchange Announcement
(SEA) released on March 14.

Results for our Olefins and Derivatives business, now named Innovene and which includes the Grangemouth and Lavera refineries, will be reported as part of Other Businesses and Corporate. Full details are shown in note 7 of the restated SEA.

Comparative data for each of the quarters of 2004 has been restated to reflect these and other reporting changes. Full details are available on www.bp.com/ investors.

Resources Business : Exploration and Production

Marker Prices


                                      1Q'04   2Q'04   3Q'04   4Q'04   1Q'05

Brent Dated ($/bbl)                   32.03   35.32   41.54   43.85   47.62

WTI ($/bbl)                           35.30   38.28   43.88   48.29   49.88

ANS USWC ($/bbl)                      34.22   36.99   41.82   42.62   45.07

US gas Henry Hub first of month index
($/mmbtu)                              5.69    6.00    5.75    7.07    6.27

UK gas price - National Balance Point
(p/therm)                             24.59   20.70   23.63   28.51   37.96

Urals (NWE - cif) ($/bbl)             29.01   32.32   37.23   37.75   42.54

Russian domestic Oil ($/bbl)          17.08   19.71   23.33   22.30   19.14



Overall BP production in 1Q'05 is expected to be around 4,090 mboed, broadly in line with 4Q'04. Excluding volumes from our Russian operations, production in 1Q'05 is expected to be approximately 3,130 mboed, broadly similar to the 4Q'04 level. BP's net share of production from TNK-BP in 1Q'05 is anticipated to be approximately 960 mboed. BP's average production for 2005 as a whole is expected to be in the range 4,100 - 4,200 mboed as indicated in our presentation on February 8, 2005.

Relative to 4Q'04 both liquids and gas realisations have moved broadly in line with marker prices.

Refining and Marketing

Refining Indicator Margins ($/bbl)


                                   1Q'04    2Q'04    3Q'04    4Q'04    1Q'05

USA

- West Coast                        8.06    15.41    11.28    10.36    12.88
- Gulf Coast                        6.92     9.18     6.99     5.52     7.30
- Midwest                           4.67     9.01     5.01     1.65     3.84

North West Europe                   2.73     5.29     4.37     4.72     2.84

Singapore                           3.42     2.80     5.48     8.02     4.98

Refining Global Indicator Margin*
($/bbl.)                            4.89     8.28     6.39     5.69     5.94



*The refining Global Indicator Margin (GIM) is a weighted average based on BP's portfolio. The overall refining GIM has been restated from that published in 2004 due to the transfer of the Grangemouth and Lavera refineries to O&D. Actual margins may vary because of refinery configuration, crude slate and operating practices.

The first quarter's average refining Global Indicator Margin (GIM) was slightly above that in the previous quarter, and higher than a year earlier. However, the refining margins actually experienced by BP's refineries are expected to be below those in 4Q'04, due to higher scheduled turnaround activity and negative foreign exchange impacts compared with last quarter. Marketing margins have decreased sharply in the first quarter relative to the previous quarter, and were also below those of a year ago, reflecting pressure from rising crude and product prices. Within the Aromatics and Acetyls businesses, which are now reported as part of the Refining & Marketing segment, tight market conditions and high industry utilisation rates continued to support margins at similar levels to 4Q'04.

Gas, Power and Renewables

Both NGL and gas marketing margins are expected to be lower than those seen in 4Q'04, and similar to the level of 1Q'04.

Other Businesses and Corporate (including Olefins and Derivatives)

Other Businesses and Corporate

Other Business and Corporate results, excluding Olefins and Derivatives, are expected to be in line with guidance given in our February '05 investor webcast for an annual charge of $900m +/- $200m, indicating expected charges of around $175 - 275m per quarter during 2005.

Olefins and Derivatives

Olefins & Derivatives margins strengthened significantly in 1Q'05, as industry utilization rates rose. Overall production volumes are expected to be in line with 4Q'04. Results for Olefins and Derivatives, which includes Innovene, are now reported in Other Businesses and Corporate, but will be described separately in supplemental disclosures in our Stock Exchange Announcement.

Consolidation Adjustment

The consolidation adjustment, previously included in the E&P segment results, and which removes the margin on sales between segments (mainly sales of Alaskan crude oil to US West Coast refining and marketing operations) is expected to decrease BP's pre-tax result by around $140m in 1Q'05.

Identified Non-Operating Items (NOIs)

Non-operating items in 1Q'05 are expected to amount to a credit of around $1.0bn pre-tax. This includes $1.1bn of disposal gains, mainly related to the sale of BP's interest in Ormen Lange and the Interconnector pipeline. The Group effective tax rate will apply to these items.

Interest Expense

The total consolidated interest charge is expected to be around $60m higher than in 4Q'04. This includes the impact of higher market interest rates and a 1Q'05 charge related to BP's decision to terminate certain financing leases related to Innovene assets.

Tax Rate

The effective tax rate for the quarter is expected to be around 32-33 per cent, in line with the guidance given on March 14 for the impact of IFRS.

Gearing

Gearing for the quarter is expected to be at the bottom end of our 20-30 per cent band for net debt to net debt plus equity. As announced on March 14, we have adjusted the band to maintain the economic substance of our financial framework in view of the 2005 reporting changes. Debt has fallen due to the impact of the normal release of working capital as a result of the 1Q phasing of German motor fuel excise taxes, and the receipt of the remaining proceeds from the sale of our interest in the Ormen Lange field in Norway.

Distributions to Shareholders

During the quarter the company bought back 193m shares for a total consideration of $2.0bn. Shares outstanding at March 31 2005, excluding treasury shares, were 21,368m. As in previous quarters, BP has entered into an arrangement that allows it to continue the share buy back programme during the closed period commencing on April 1.

The 1Q'05 dividend of 8.5 cents per share announced at the time of our 4Q'04 results was paid in March. The dividend to be paid in 2Q'05 will be announced on April 26 in conjunction with our 1Q'05 Stock Exchange Announcement.

Rules of Thumb

As indicated in BP's quarterly results presentation and strategy update on February 8, 2005, the following rules of thumb can be used to estimate the impact of changes in the trading environment on BP's 2004 full yearpre-tax results. The rules of thumb relating to oil and gas price movements reflect prices broadly comparable to those of today. They have been revised to reflect the 2005 reporting and accounting changes. These rules of thumb are approximate and incorporate the impact of the 2005 reporting changes noted above. Particular differences may arise due to higher government shares of Exploration and Production revenues in some jurisdictions at current price levels, as well as from variations between the refining Global Indicator Margin (GIM) and BP's realized refining margins due to crude price levels and differentials, product price movements and other factors. Many other factors will affect BP's earnings quarter by quarter. Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules.


2005 Operating Environment Rules of Thumb: impact on operating profit per year


                                                           Full Year

Oil Price - Brent +/- $1/bbl                               $500m

Gas - Henry Hub +/- $ 0.10/mcf                             $100m

Refining - GIM +/- $ 1/bbl                                 $1100m


- ENDS -


                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BP p.l.c.
                                        (Registrant)



Dated:  04 April 2005                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary